UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Name of Issuer)
Common Shares, par value US$0.0004 Per Share
(Title of Class of Securities)
81663 N206
(CUSIP Number)

Zheng Jinliang	Steven Liu
Legal Counsel	DLA Piper UK LLP Beijing Office
Datang Telecom Technology	20th Floor, South Tower
& Industry Holdings Co., Ltd.	Beijing Kerry Center
No. 40 Xueyuan Road,	1 Guanghua Road, Chaoyang District
Beijing 100083, China	Beijing 100020, China
+86 10 62301914	+86 10 6561 1788 ext 889
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81663 N206

1	NAMES OF REPORTING PERSONS Datang Telecom Technology & Industry Holdings Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		Ø

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,227,132,761[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø

WITH	10	SHARED DISPOSITIVE POWER

5,227,132,761[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,227,132,761[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1[2]%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 3,699,094,300 of which were purchased on November, 6, 2008, as reported in the Schedule 13D filed November 17, 2008 and the Schedule 13D/A filed January 5, 2009. The remaining 1,528,038,461 shares were purchased on November 16, 2010, as reported in this Schedule 13D.
2 This calculation is rounded down to the nearest tenth and is based on 25,793,035,903 shares of common stock, par value US$0.0004 per share (the “Common Stock”) of Semiconductor Manufacturing International Corporation (the “Issuer”) outstanding as of September 30, 2010, as reported in the Issuer’s current report on Form 6-K filed November 4, 2010, plus 1,528,038,461 new shares issued on November 16, 2010, as reported in this Schedule 13D.

CUSIP No.	81663 N206

1	NAMES OF REPORTING PERSONS Datang Holdings (Hongkong) Investment Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	7	SOLE VOTING POWER

NUMBER OF		Ø

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,227,132,761[3]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Ø

WITH	10	SHARED DISPOSITIVE POWER

5,227,132,761[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,227,132,761[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1[4] %

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 3,699,094,300 of which were purchased on November, 6, 2008, as reported in the Schedule 13D/A filed January 5, 2009. The remaining 1,528,038,461 shares were purchased on November 16, 2010, as reported in this Schedule 13D.
4 This calculation is rounded down to the nearest tenth and is based on 25,793,035,903 shares of Common Stock of the Issuer outstanding as of September 30, 2010, as reported in the Issuer’s current report on Form 6-K filed November 4, 2010, plus 1,528,038,461 new shares issued on November 16, 2010, as reported in this Schedule 13D.

Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the common stock, par value US$0.0004 per share (the “Common Stock”), of Semiconductor Manufacturing International Corporation (“SMIC” or the “Issuer”), a company incorporated in the Cayman Islands, having its principal executive offices at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, People’s Republic of China.
Item 2. Identity and Issuer
(a) — (c); (f) This Statement is being filed by (i) Datang Telecom Technology & Industry Holdings Limited, a corporation organized under the laws of the People’s Republic of China (“Datang”), and (ii) Datang Holdings (Hongkong) Investment Company Limited, a corporation organized under the laws of Hong Kong (the “HKCo”). Datang and HKCo are hereinafter referred to, collectively the “Reporting Persons” and each a “Reporting Person”. Datang’s principal office address is No. 40 Xueyuan Road, 100083, Beijing, People’s Republic of China. The principal business of Datang is technology development and innovation in mobile telecommunication and chip design. HKCo’s principal office address is 18th Floor, Edinburgh Tower, the Landmark, 15 Queen’s Road, Central, Hong Kong. The principal business of HKCo is investment holdings.
Schedule A below lists the executive officers and directors of Datang and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:
Schedule A

Present Principal Occupation or
Name	Citizenship	Employment	Business Address
Zhen Caiji	Chinese	Director & Chairman & President—Datang	No. 40 Xueyuan Road, 100191, Beijing, China
Yang Yigang	Chinese	Senior Vice President—Datang	No. 40 Xueyuan Road, 100191, Beijing, China
Pan Haishen	Chinese	Senior Vice President—Datang	No. 40 Xueyuan Road, 100191, Beijing, China
Huang Zhiqin	Chinese	Senior Vice President—Datang	No. 40 Xueyuan Road, 100191, Beijing, China
Gao Yonggang	Chinese	Director & Senior Vice President—Datang	No. 40 Xueyuan Road, 100191, Beijing, China
Chen Shanzhi	Chinese	Vice President—Datang	No. 40 Xueyuan Road, 100191, Beijing, China
Zhou Desheng	Chinese	Vice President—Datang	No. 40 Xueyuan Road, 100191, Beijing, China
Duan Chenhui	Chinese	Director—Datang	No. 40 Xueyuan Road, 100191, Beijing, China
Lu Ruizhong	Chinese	Director—Datang	No. 40 Xueyuan Road, 100191, Beijing, China
Yu Rui	Chinese	Director—Datang	No. 40 Xueyuan Road, 100191, Beijing, China

(d) — (e) During the past five years, neither Datang nor, to the best of its knowledge, any person named in Schedule A above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Schedule B below lists the executive officers and directors of HKCo and contains the information concerning each person including: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship:
Schedule B

Present Principal
Occupation or
Name	Citizenship	Employment	Business Address
Zhen Caiji	Chinese	Director—HKCo	No. 40 Xueyuan Road, 100191, Beijing, China
(d) — (e) During the past five years, neither HKCo nor, to the best of its knowledge, any person named in Schedule B above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price of the 1,528,038,461 shares of SMIC Common Stock beneficially owned by Datang and HKCo is $102,000,000. Working capital of Datang was contributed to HKCo for the purchase of such shares.
Item 4. Purpose of Transaction
On November 6, 2008, the Issuer and Datang entered into a share purchase agreement (the “2008 SPA”), pursuant to which Datang purchased an aggregate of 3,699,094,300 shares of Common Stock of the Issuer (the “2008 Subscription”). The 2008 SPA provides that in the event that the Issuer proposes to issue any new shares of Common Stock, any shares convertible into or exchangeable into Common Stock or any warrants or other rights to subscribe for Common Stock of the Issuer following the 2008 Subscription, Datang shall have the pre-emptive right to purchase equity securities of the Issuer to enable Datang to hold after such issuance a pro rata portion of the Common Stock equal to the percentage of the issued share capital of the Issuer then beneficially owned by Datang prior to such issuance. A copy of the 2008 SPA is attached hereof as Exhibit A.
On July 8, 2010, J.P. Morgan Securities (Asia Pacific) Limited and the Royal Bank of Scotland N.V., Hong Kong Branch entered into a placing agreement with the Issuer to place 1.5 billion new shares of Common Stock of the Issuer to certain independent third parties.

Subsequent to the Issuer’s placement of 1.5 billion new shares of Common Stock in July 2010, on August 16, 2010, Datang entered into the a subscription agreement (the “2010 SPA”) with the Issuer to subscribe through HKCo for a total of 1,528,038,461 shares of Common Stock, including 269,730,844 shares pursuant to its pre-emptive right under the 2008 SPA (the “Pre-emptive Shares”) and 1,258,307,617 new shares in addition to the Pre-emptive Shares. A copy of the 2010 SPA is attached hereto as Exhibit B and is incorporated by reference in its entirety into this Item 4.
Except as described herein, none of the Reporting Persons nor, to their best knowledge, the persons set forth on Schedule A and Schedule B above, have present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons and the persons set forth on Schedule A and Schedule B reserve the right to develop such plans or proposals.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 4 is hereby incorporated by reference in its entirety into this Item 5.
(a) — (b) Datang may be deemed to have (i) beneficial ownership and (ii) shared power with HKCo to vote or direct to vote, and shared power with HKCo to dispose or direct disposition of, 5,227,132,761 shares of Common Stock, representing 19.1% of the outstanding Common Stock. Datang may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo, the record owner of the Common Stock, is Datang’s wholly-owned subsidiary.
HKCo may be deemed to have (i) beneficial ownership and (ii) shared power with Datang to vote or direct to vote, and shared power with Datang to dispose or direct disposition of, 5,227,132,761 shares of Common Stock, representing 19.1% of the outstanding Common Stock. HKCo may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer because HKCo is the record owner of the Common Stock.
The foregoing percentage is calculated based on 25,793,035,903 shares of Common Stock of the Issuer outstanding as of September 30, 2010, as reported in the Issuer’s current report on Form 6-K filed November 4, 2010 plus 1,528,038,461 new shares issued on November 16, 2010, as reported in this Schedule 13D.
Chen Shanzhi and Gao Yonggang, as non-executive directors of the Issuer, each owns stock options granted to him under the Issuer’s stock option plan adopted on March 18, 2004, to acquire 3,145,319 shares of Common Stock of the Issuer.
(c) Other than the purchase of shares of Common Stock as described in Item 4, none of the Reporting Persons nor, to their best knowledge, any of the persons set forth on Schedule A and Schedule B above, has effected any transaction in Common Stock during the past sixty (60) days.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.
To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exh. No.	Document

A
Share Purchase Agreement, dated November 6, 2008, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. with respect to the acquisition of 3,699,094,300 shares of Common Stock (incorporated by reference to the Issuer’s current report on Form 6-K filed November 17, 2008.)

B
Subscription Agreement, dated November 16, 2010, by and between Semiconductor Manufacturing International Corporation and Datang Telecom Technology & Industry Holdings Co., Ltd. with respect to the acquisition of 1,528,038,461 shares of Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.
DATED: November 26, 2010

Datang Telecom Technology & Industry Holdings Co., Ltd.

By:	/s/ Gao Yonggang

	Name:	Gao Yonggang
	Title:	Director & Senior Vice President

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, complete and correct.
DATED: November 26, 2010

Datang Holdings (Hongkong) Investment Company Limited

By:	/s/ Zhen Caiji

	Name:	Zhen Caiji
	Title:	Director